

Mail Stop 7010

May 22, 2008

via U.S. mail and facsimile

Neal D. Crispin, Chief Executive Officer
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010

      RE: AeroCentury Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 14, 2008
             File No. 001-13387

Dear Mr. Crispin:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 9

Revenues, page 9

1. You disclose on page 30 that due to the timing difference of recording maintenance reserves income and recording maintenance costs, the effect on your current period income could be material. In future filings, if material, please

ensure that any significant timing difference that has impacted operations is discussed in MD&A.

(c) Senior unsecured subordinated debt, page 41

2.   Please revise future filings to provide the required disclosures of FSP EITF 00-19-2. In this regard please include the following:

- Any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives.
- The maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact should be disclosed.
- If applicable, the current carrying amount of the liability representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief